For Immediate Release



8x8, Inc. Announces Third Quarter Fiscal 2013 Results

Record Revenue of $27.3 Million; Average Number of Subscribed Services per New Business Customer Increases Quarter-over-Quarter from 14.7 to 17

SAN JOSE, Calif. – Jan. 24, 2013 -- 8x8, Inc. (NASDAQ: EGHT), provider of innovative cloud-based business communications and solutions, today announced record financial operating results for the third quarter of fiscal 2013 ended December 31, 2012.

Third Quarter Fiscal 2013 Financial Highlights:

- Total revenue for the quarter increased 17% year-over-year to a record $27.3 million from $23.3 million in the same period of fiscal 2012.
- Revenue from business customers grew 22.2% during the quarter from the same period last year and comprised 97% of total revenue for the quarter.
- Overall gross margin was 68.3% compared with 67.8% in the prior quarter and 67.9% in the same period last year.
- Service gross margin was 78.1%, compared with 75.9% in the prior quarter and 76.9% in the same period last year.
- GAAP net income was $1.9 million, or $0.03 per diluted share, compared with $2.6 million, or $0.04 per share, for the same period last year.
- Non-GAAP net income (as outlined in the reconciliation table below) was $3.8 million, or $0.05 per diluted share, compared with $3.7 million, or $0.05 per diluted share, in the same period a year ago.
- Ended the quarter with $46.5 million in cash, cash equivalents and investments compared with $40.1 million in the prior quarter and $21.9 million on December 31, 2011.
- Cash flow from operating activities was $6.6 million for the quarter compared with $3.2 million in the same period last year.

"I am pleased to report another quarter of record revenue along with a substantial uptick in our service margins," said 8x8 Chairman & CEO Bryan Martin. "Our focus on service margin improvement combined with our continued double-digit revenue growth and consistent profitability are a testament to 8x8's ability to deliver advanced cloud-based services in a highly efficient and profitable manner to a continually growing base of larger customers."

Third Quarter Fiscal 2013 Operating Metrics and Other Business Highlights:

- Average revenue per business customer increased to $260 per month, compared with $256 in the prior quarter and $239 in the same period last year.
- For new customers added during the December quarter, the average number of subscribed services grew to 17.0 from 14.7 in the prior quarter and 14.1 in the same period last year.

- Average number of subscribed services per business customer grew to 11.2 from 10.6 services in the prior quarter and 9.4 in the same period last year.
- Monthly business customer count churn for the quarter was 1.6% compared with 2.4% in the prior quarter and 2.0% in the same period last year; monthly business service revenue churn for the December quarter increased to 2.6% from 1.0% in the prior quarter, compared with 1.9% in the same period last year.
- Ended the quarter with 31,473 business customers, up from 30,498 business customers in the prior quarter, a net increase of 975 business customers for the quarter.
- Awarded two new U.S. communications patents related to network and mobile technologies; the company has been awarded 85 U.S. patents since inception.
- Recognized in the "Leaders" quadrant of Gartner's 2012 Magic Quadrant for Unified Communications as a Service (UCaaS) (see http://business.8x8.com/OL-Research-GartnerMagicQuadrant.html).
- Launched our complete suite of hosted telephony and unified communications services in Canada as phase one of our Global Reach initiative.

"The significant jump in the number of services subscribed to by our new customers this quarter clearly shows the success 8x8 is having in penetrating the upper end of the small and medium business segment," Martin continued. "The trust that larger businesses are placing in 8x8 by allowing us to provide mission critical services not only underscores the cost savings and innovation we provide, but also our ability to provide these advanced services in a high quality and highly available manner. The inclusion of 8x8 as one of the leaders in Gartner's Magic Quadrant further confirms our leading position in the UCaaS industry."

"While we often see some seasonality for increased churn in the December quarter due to the end of the tax year, business customer churn was at its lowest quarterly levels ever at 1.6%. Revenue churn, which generally lags customer churn, did increase during the third fiscal quarter due primarily to specific issues with a handful of customers unrelated to 8x8 service," continued Martin. "Overall, our revenue and customer growth continues to vastly outpace our churn, and, as evident in our operating metrics, we continue to see expanding growth opportunities with both new and current customers as they take on additional services."

Nine Months Year to Date Fiscal 2013 Financial Highlights:

- Total revenue for the nine months ended December 31, 2012, increased 28% year over year to $79 million from $62 million in the same period of fiscal 2012.
- GAAP net income for the nine months ended December 31, 2012, was $12.3 million, or $0.16 per diluted share, compared with $5.4 million, or $0.08 per diluted share, for the same period last year.
- Non-GAAP net income (as outlined in the reconciliation table below) for the nine months ended December 31, 2012, was $10.9 million, or $0.15 per diluted share, compared with $7.3 million, or $0.11 per diluted share, for the same period last year.

Management will host a conference call to discuss these results and other matters related to the Company's business today, January 24, 2013, at 4:30 p.m. EDT. The call is accessible via the following numbers and webcast links:

Dial In: (877) 843-0417, domestic
                (408) 427-3791, international
Replay: (855) 859-2056, domestic (Conference ID #85539163)
                (404) 537-3406, international (Conference ID #85539163)
Webcast: http://investors.8x8.com

Supplemental financial slides will be presented through 8x8's Virtual Meeting web conferencing portal, which can be accessed at: http://virtualmeeting.8x8.com/Q3FY2013Earnings.

Non-GAAP Measures

We have provided in this release financial information that has not been prepared in accordance with Generally Accepted Accounting Principles (GAAP). We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures below. A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included below in this press release.

Non-GAAP net income and non-GAAP net income per share

We have defined non-GAAP net income as net income for GAAP plus loss on investment, non-cash tax adjustments, stock-based compensation, amortization of acquired intangible assets, acquisition-related costs, facility exit costs and gain on patent sale. We have excluded loss on a strategic investment in another company and gain on patent sale because we consider these to be isolated transactions and believe these are not reflective of our ongoing operations. Non-cash tax adjustments represent the differences between the amount of taxes we expect to pay and our GAAP tax provision each period. We have excluded stock-based compensation expense because it relies on valuations based on future events, such as the market price of our common stock, that are difficult to predict and are affected by market factors that are largely not within the control of management. Amortization of acquired intangible assets is excluded because it is a non-cash expense that we do not consider part of ongoing operations when assessing our financial performance, as it relates to accounting for certain purchased assets. We have excluded acquisition-related expenses, including expenses to exit facilities, because these expenses are difficult to predict and are often one-time. We define non-GAAP net income per share as non-GAAP net income divided by the weighted-average diluted shares outstanding. We define non-GAAP net income percentage of revenue as non-GAAP net income divided by revenue. The

GAAP and non-GAAP weighted average number of diluted shares to calculate GAAP and non-GAAP earnings per share are the same. We believe that such exclusions facilitate comparisons to our historical operating results and to the results of other companies in the same industry, and provides investors with information that we use in evaluating management's performance on a quarterly and annual basis.

About 8x8, Inc.

8x8 Inc. (NASDAQ: EGHT) empowers business conversations for more than 30,000 small and medium sized businesses with cloud communications services that include hosted PBX telephony, unified communications, contact center and video conferencing solutions. In 2012, the company was recognized in the "Leaders" quadrant of Gartner's 2012 Magic Quadrant for Unified Communications as a Service and was named No. 1 Provider of Hosted IP Telephony by Frost & Sullivan. 8x8 has been delivering business communications services since 2004 and has garnered a reputation for technical excellence and outstanding reliability. For additional information, visit **www.8x8.com**, or connect with 8x8 on **Facebook** and **Twitter**.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

NOTE: 8x8, the 8x8 logo, and 8x8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

# # #

Investor Relations Contact:
Joan Citelli
Joan.citelli@8x8.com
(408) 654-0970

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts; unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,	
	2012	**2011**	**2012**	**2011**
Service revenue	$ 24,958	$ 21,200	$ 72,307	$ 56,234
Product revenue	2,382	2,078	6,656	5,370
Total revenue	27,340	23,278	78,963	61,604
Operating expenses:				
Cost of service revenue	5,473	4,890	16,984	12,764
Cost of product revenue	3,203	2,584	8,585	7,467
Research and development	2,117	1,955	5,973	4,902
Sales and marketing	11,651	9,816	33,202	27,076
General and administrative	2,136	1,481	6,270	4,372
Gain on patent sale	-	-	(11,965)	-
Total operating expenses	24,580	20,726	59,049	56,581
Income from operations	2,760	2,552	19,914	5,023
Other income, net	73	49	90	58
Income before provision (benefit) for income taxes	2,833	2,601	20,004	5,081
Provision (benefit) for income taxes	913	15	7,726	(284)
Net income	$ 1,920	$ 2,586	$ 12,278	$ 5,365
Net income per share:				
Basic	$ 0.03	$ 0.04	$ 0.17	$ 0.08
Diluted	$ 0.03	$ 0.04	$ 0.16	$ 0.08
Weighted average number of shares:				
Basic	71,611	69,445	71,197	65,165
Diluted	74,988	73,214	74,483	69,013

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	December 31, 2012		March 31, 2012
ASSETS			
Current assets			
Cash and cash equivalents	$ 44,557	$	22,426
Investments	1,965		1,942
Accounts receivable, net	3,605		2,279
Inventory	573		581
Deferred tax assets	284		7,730
Other current assets	876		928
Total current assets	51,860		35,886
Property and equipment, net	6,922		3,820
Intangible assets, net	10,551		11,622
Goodwill	25,150		25,150
Deferred tax assets, non-current	54,065		53,977
Other assets	395		278
Total assets	$ 148,943	$	130,733
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable	$ 5,170	$	5,476
Accrued compensation	3,768		3,105
Accrued warranty	422		387
Deferred revenue	952		891
Other accrued liabilities	2,758		2,356
Total current liabilities	13,070		12,215
Other liabilities	1,894		68
Total liabilities	14,964		12,283
Total stockholders' equity	133,979		118,450
Total liabilities and stockholders' equity	$ 148,943	$	130,733

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, unaudited)

	Nine Months Ended December 31,	
	2012	2011
Cash flows from operating activities:		
Net income	$ 12,278	$ 5,365
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation	1,816	1,101
Amortization	1,071	431
Stock-based compensation	1,827	1,013
Deferred income tax provision (benefit)	7,359	(336)
Other	409	130
Changes in assets and liabilities:		
Accounts receivable, net	(1,700)	(642)
Inventory	(25)	1,596
Other current and noncurrent assets	(48)	405
Deferred cost of goods sold	(18)	(6)
Accounts payable	(38)	(2,059)
Accrued compensation	663	319
Accrued warranty	35	34
Accrued taxes and fees	495	(396)
Deferred revenue	61	(75)
Other current and noncurrent liabilities	1,806	(472)
Net cash provided by operating activities	25,991	6,408
Cash flows from investing activities:		
Purchases of property and equipment	(5,245)	(1,743)
Acquisition of businesses, net of cash acquired	-	(713)
Net cash used in investing activities	(5,245)	(2,456)
Cash flows from financing activities:		
Capital lease payments	(73)	(273)
Repurchase of common stock	(285)	(1,038)
Proceeds from issuance of common stock, net of issuance costs	-	(60)
Proceeds from issuance of common stock under employee stock plans	1,743	949
Net cash provided by (used in) financing activities	1,385	(422)
Net increase in cash and cash equivalents	22,131	3,530
Cash and cash equivalents at the beginning of the period	22,426	16,474
Cash and cash equivalents at the end of the period	$ 44,557	$ 20,004

8x8, Inc.
Selected Operating Statistics

	Three Months Ended				
	Dec. 31, 2011	**March 31, 2012**	**June 30, 2012**	**Sept. 30, 2012**	**Dec. 31, 2012**
Gross business customer additions (1)	2,836	2,892	2,943	2,915	2,617
Gross business customer cancellations (less cancellations within 30 days of sign-up)	1,642	1,697	1,458	2,149	1,504
Business customer churn (less cancellations within 30 days of sign-up) (2)	2.0%	2.0%	1.7%	2.4%	1.6%
Business service revenue churn	1.9%	1.6%	2.3%	1.0%	2.6%
Total business customers (3)	27,677	28,671	29,913	30,498	31,473
Business customer average monthly service revenue per customer (4)	$ 239	$ 244	$ 250	$ 256	$ 260
Overall service margin	77%	76%	75%	76%	78%
Overall product margin	-24%	-15%	-30%	-22%	-34%
Overall gross margin	68%	68%	67%	68%	68%
Business subscriber acquisition cost per service (5)	$ 92	$ 99	$ 97	$ 89	$ 98
Average number of subscribed services per business customer	9.4	9.8	10.1	10.6	11.2
Average number of subscribed services per new business customer (6)	14.1	13.6	14.0	14.7	17.0

(1) Does not include customers of Virtual Office Solo or Zerigo, Inc. ("Zerigo").

(2) Business customer churn is calculated by dividing the number of business customers that terminated (after the expiration of the 30-day trial) during that period by the simple average number of business customers during the period and dividing the result by the number of months in the period. The simple average number of business customers during the period is the number of business customers on the first day of the period plus the number of business customers on the last day of the period divided by two. In the second quarter of fiscal 2013, an affiliate with 411 business customers representing approximately $9,000 of monthly service revenue cancelled service. Excluding these 411 cancellations, business customer churn (less cancellations within 30 days of sign-up) was 1.9%.

(3) Business customers are defined as customers paying for service. Customers that are currently in the 30-day trial period are considered to be customers that are paying for service. Customers subscribing to Virtual Office Solo or Zerigo services are not included as business customers.

(4) Business customer average monthly service revenue per customer is service revenue from business customers in the period divided by the number of months in the period divided by the simple average number of business customers during the period.

(5) Business subscriber acquisition cost per service is defined as the combined costs of advertising, marketing, promotions, sales commissions and equipment subsidies for business services sold during the period divided by the number of gross business services added during the period.

(6) Total new services sold in the period divided by gross business customer additions.

8x8, Inc.
RECONCILIATION OF NET INCOME TO NON-GAAP NET INCOME
AND NON-GAAP NET INCOME PER SHARE
(In thousands, except per share amounts; unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,	
	2012	**2011**	**2012**	**2011**
Net income	$ 1,920	$ 2,586	$ 12,278	$ 5,365
Gain on patent sale	-	-	(11,965)	-
Non-cash tax adjustments…………………..….….……	780	-	7,359	(336)
Amortization…………………….…………….………	357	357	1,071	431
Stock-based compensation expense	765	418	1,827	1,013
Acquisition-related expense	-	241	-	727
Facility exit expense……………………………….……	-	140	305	140
Non-GAAP net income	$ 3,822	$ 3,742	$ 10,875	$ 7,340
Weighted average number of shares:				
Diluted ……………………………………………	74,988	73,214	74,483	69,013
GAAP net income per share - Diluted	$ 0.03	$ 0.04	$ 0.16	$ 0.08
Gain on patent sale	-	-	(0.16)	-
Non-cash tax adjustments…………………..….….……	0.01	-	0.10	-
Amortization…………………….…………….………	-	-	0.01	0.01
Stock-based compensation expense	0.01	0.01	0.03	0.01
Acquisition-related expense	-	-	-	0.01
Facility exit expense……………………………….……	-	-	0.01	-
Non-GAAP net income per share - Diluted	$ 0.05	$ 0.05	$ 0.15	$ 0.11
GAAP net income percentage of revenue	7%	11%	16%	9%
Gain on patent sale	-	-	-15%	-
Non-cash tax adjustments…………………..….….……	3%	-	9%	-1%
Amortization…………………….…………….………	1%	1%	1%	1%
Stock-based compensation expense	3%	2%	2%	2%
Acquisition-related expense	-	1%	-	1%
Facility exit expense……………………………….……	-	1%	1%	-
Non-GAAP net income percentage of revenue	14%	16%	14%	12%